P, E, 2/1/02

1038683

02013477

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2002

Ryanair Holdings plc

c/o Ryanair Limited
Corporate Head Office
Dublin Airport
County Dublin, Ireland
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No X

Certain of the information included in this release is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially. It is not reasonably possible to itemize all of the many factors and specific events that could affect the outlook and results of an airline operating in the European economy. Among the factors that are subject to change and could significantly impact Ryanair's expected results are the airline pricing environment, fuel costs, competition from new and existing carriers, market prices for replacement aircraft, costs associated with environmental, safety and security measures, actions of the Irish, U.K., European Union ("EU") and other governments and their respective regulatory agencies, fluctuations in currency exchange rates and interest rates, airport access and charges, labor relations, the economic environment of the airline industry, the general economic environment in Ireland, the U.K. and continental Europe, the general willingness of passengers to travel and other economic, social and political factors.

RYANAIR DELIVERS RECORD Q.3 PROFITS DESPITE EFFECTS OF 11TH SEPTEMBER
TRAFFIC GROWS BY 30%, PROFITS RISE BY 35%

Ryanair, Europe's largest low fares airlines today (5th February 2002) announced record traffic and profit figures for Q.3 (end 31 Dec'01). This quarter covers trading in the immediate aftermath of Sept 11 and the weaker winter months. Despite these adverse conditions **passenger traffic** (incl. no shows) **grew by 30% to 2.7 million** and **load factors rose to 79%**. **Average yields declined by 10%** due in large measure to the low fare promotions which Ryanair launched immediately following Sept 11. As a result **total revenue grew by 18%**. Thanks to continued tight control, **operating costs rose by 15%, a slower rate than revenue growth**. Unlike many other airlines in the world following Sept 11, Ryanair's **margins rose from 19% to 21% for the quarter** and **net profit increased by 35% to €28.8m**.

Summary Table of Results (Irish GAAP) - in Euro

Quarter Ended	Dec 31, 2000	Dec 31, 2001	% Increase
Passengers (incl. no shows)	2.1m	2.7m	+ 30%
Load Factor (incl. no shows)	77%	79%	+ 3%
Revenue	€114.9m	€135.5m	+ 18%
Profit after tax	€21.3m	€28.8m	+ 35%
Basic EPS (Euro Cent)	3.04	3.98	+ 31%

Ryanair's Chief Executive, Michael O'Leary said:

"These are a very strong set of results which underline the resilience of Ryanair's unique low fares model. Ryanair led the fight back following Sept 11 by slashing fares and offering one million seats for sale at just £9.99. It was important to respond to terrorism by stimulating air travel and promoting consumer confidence. The travelling public responded to the lower fares in huge numbers with the result that ***we carried more than 10 million passengers in a calendar year for the first time in our history****.*

"As a result of Ryanair's vigorous response, passenger volumes in Q.3 grew by 30% when many of our high fare competitors were grounding planes and making staff redundant. Although average fares fell by 10% our continuing focus on costs meant that they rose at a slower rate than sales, with the result that - during one of the worst quarters in commercial airline history - both Ryanair's margins and net profits increased to record levels. ***No other airline has been able to match Ryanair's 30% growth in traffic and 35% increase in profits in the last three months of 2001****.*

"There can be little doubt that now is a time of immense opportunity in Europe. Much of our cost base was declining (relative to revenue growth) prior to Sept 11 last. Our internet penetration is over 90% which has reduced Marketing and Distribution costs by 55%.

"Depreciation in the quarter fell by 6% as almost all of our 21 x Boeing 737-200's went ex depreciation. Our fuel hedging policy again delivered during a very volatile quarter and we have eliminated almost any exposure to further increases in fuel over the next 15 months.

"As high fare European airlines cut routes and trim services, more and more growth opportunities are open to us. The list of new airports who want to share in the high growth "Ryanair effect" becomes ever longer. We start flying 7 new routes from our second Continental base in Frankfurt Hahn in 9 days time. Already we have strong advance bookings and expect to run ahead of our traffic projections from day one. Lufthansa are unable to match Ryanair's low fares, as German consumers flock to the first really low fares airline in Germany.

"Our traffic growth will not be confined to the German market. Last week we announced a further 11 new routes for Summer 2002, with low fare links from London Stansted to Milan and Rome in Italy, Eindhoven in Holland, Friedrichshafen in Germany, Graz and Klagenfurt in Austria, Montpellier in the South of France and Newquay in Cornwall. Our successful Brussels Charleroi base will benefit from a capacity increase to three new Boeing 737-800 aircraft with new routes to Rome and Liverpool as well as frequency increases. What this disciplined expansion underlines is the almost insatiable demand that exists across Europe for Ryanair's low fares.

"These new routes highlight the long-term strength of Ryanair's growth prospects. Growth will continue to come from new routes, additional frequencies on existing routes and by entering existing markets ceded by high fare incumbents. Our new aircraft order guarantees eight years of phased deliveries of exceptionally priced aircraft with even lower seat operating costs. This means that Ryanair can continue to drive down air fares and still deliver industry leading margins, not just in the busy Summer months, but in all four quarters.

"Our recent order of up to 150 new Boeing 737-800 aircraft (100 firm and 50 options) will enable Ryanair to grow to 40 million passengers p.a. over the next 8 years and will increase the fleet to at least 128 aircraft, whilst retiring the 21 x 737-200's thereby making Ryanair's the youngest fleet in Europe. We selected the 737-800 after an intense bidding competition between Boeing and Airbus which resulted in an outstanding long-term partnership agreement with Boeing, the objective of which is to see Ryanair grow to become Europe's largest airline.

"The 737-800 aircraft has more seats (189) than the A320 (180) or the 737-700 (149). It gives us more revenue opportunities and lower per seat operating costs. Its fuel consumption and maintenance cost performance is outstanding, and since we already operate 20 of them, this growth in fleet will not disrupt our 25 minute turnarounds, but will continue to yield economies of scale in operations, maintenance and training.

"Ryanair's conservative balance sheet and strong cash flow meant that we were well placed to take advantage of the downturn in the market and we moved quickly to secure long-term lower aircraft costs. We have promised shareholders for some time that we would use resources when the right time and the right opportunities came along and we believe that we have now delivered on that promise.

"These strong results from Ryanair during a disastrous quarter for the airline industry testify to the outstanding job that our 1,500 people do every day, on every flight, on behalf of our customers and shareholders. With our new routes and new aircraft we intend to continue to compete aggressively with Europe's major flag carriers in their home markets.

"We will continue to offer Europe's consumers choice, lower fares and better punctuality. Over the past twelve months our 10 million passengers saved an estimated £1.5 billion compared to the average fares charged by British Airways.
We are determined to quadruple this traffic to 40 million passengers over the next 8 years, and if we do, we estimate that Europe's consumers will be saving over £6 billion pounds a year by flying on Ryanair's fleet of brand new Boeing 737-800 aircraft.

"We at Ryanair believe this is a cause that's really worth fighting for."

Ryanair is actively seeking to increase the percentage of its share capital held by EU nationals. Accordingly, on 26 June 2001, the company suspended all deposits of ordinary shares in exchange for American Depositary Shares ("ADSs"). As part of its continuing efforts in this regard, Ryanair has now determined that all Ryanair Ordinary Shares acquired by parties who do not certify that they are EU nationals will be designated as "Restricted Shares" in accordance with Ryanair's Articles of Association. **The procedures will not apply to transactions in Ryanair's existing ADSs, although the suspension of the issuance of new ADSs in exchange for Ordinary Shares remains in effect.**

Accordingly, all Ryanair Ordinary Shares which are acquired, in trades occurring after midnight on 7 February 2002, by parties who do not certify that they are EU nationals at the time of settlement will be designated as Restricted Shares, and the relevant holder will be required to dispose of such shares to an acquirer who is an EU national within 21 days. Should any holder of Restricted Shares not comply with the requirement to dispose of such shares within 21 days, the company is entitled to use the powers given to it under its Articles of Association and at law to dispose of such shares itself on behalf of such holder. These procedures will remain in effect until the Directors of Ryanair shall determine that they will no longer apply.

ENDS.

Ryanair is Europe's largest low fares airline with 75 low fare routes across 13 countries. Ryanair will operate with a fleet of 44 Boeing 737's this Summer, and has placed firm orders for up to a further 100 new 737-800's and 50 option aircraft which will be delivered over the next 8 years. Ryanair currently employs a team of 1,500 people and will carry over 12 million scheduled passengers in the current calendar year. www.RYANAIR.COM was launched in January 2000 and is already Europe's largest travel website.

Certain of the information included in this release is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially. It is not reasonably possible to itemise all of the many factors and specific events that could affect the outlook and results of an airline operating in the European economy. Among the factors that are subject to change and could significantly impact Ryanair's expected results are the airline pricing environment, fuel costs, competition from new and existing carriers, market prices for replacement aircraft, costs associated with environmental, safety and security measures, actions of the Irish, U.K., European Union ("EU") and other governments and their respective regulatory agencies, fluctuations in currency exchange rates and interest rates, airport access and charges, labour relations, the economic environment of the airline industry, the general economic environment in Ireland, the UK and Continental Europe, the general willingness of passengers to travel and other economics, social and political factors.

For Results and further information
please contact: ***Howard Millar, Ryanair, Tel. 353-1-8121212***
www.Ryanair.com ***Pauline McAlester, Murray Consultants, Tel. 353-1-6633332***

Ryanair Holdings plc and Subsidiaries

Consolidated Profit and Loss Accounts in accordance with UK and Irish GAAP(unaudited)

	Quarter ended Dec 31, 2001 €'000	Quarter ended Dec 31, 2000 €'000	Nine months ended Dec 31, 2001 €'000	Nine months ended Dec 31, 2000 €'000
Operating Revenues				
Scheduled revenues	117,142	100,256	423,634	338,130
Ancillary revenues	18,407	14,648	56,142	42,693
Total operating revenues -continuing operations	135,549	114,904	479,776	380,823
Operating expenses				
Staff costs	18,974	15,147	57,347	45,689
Depreciation and amortisation	14,541	15,505	44,691	42,299
Other operating expenses				
Fuel & Oil	25,222	16,524	79,466	46,792
Maintenance, materials and repairs	5,439	4,588	19,548	15,346
Marketing and distribution costs	1,115	2,472	10,525	18,153
Aircraft rentals	101	2,192	3,980	7,270
Route charges	11,092	8,770	35,548	27,252
Airport and Handling charges	20,343	16,829	65,190	50,491
Other	10,581	11,218	34,322	30,664
Total operating expenses	107,408	93,245	350,617	283,956
Operating profit - continuing operations	28,141	21,659	129,159	96,867
Other income/(expenses)				
Interest receivable and similar income	8,205	5,255	20,828	13,647
Interest payable and similar charges	(4,625)	(3,154)	(13,776)	(7,535)
Foreign exchange (losses)/gains	1,228	677	(1,353)	323
Gains on disposal of fixed assets	1	53	527	53
Total other income/(expenses)	4,809	2,831	6,226	6,488
Profit on ordinary activities before taxation	32,950	24,490	135,385	103,355
Tax on profit on ordinary activities	(4,114)	(3,145)	(18,511)	(18,651)
Profit for the period	**28,836**	**21,345**	**116,874**	**84,704**
Earnings per ordinary share				
-Basic(Euro cent)	3.98	3.04	16.13	12.08
-Diluted(Euro cent)	3.92	3.00	15.91	11.94
Number of ordinary shares(in 000's)*				
-Basic	724,613	701,570	724,356	701,072
-Diluted	734,989	710,557	734,510	709,539

The Company implemented a 2:1 share split on December 7th, 2001. Share capital and earnings per share figures have been restated to give effect to the share split.

Ryanair Holdings plc and Subsidiaries

Consolidated Balance Sheets in accordance with UK and Irish GAAP

	December 31, 2001 €'000 (unaudited)	March 31, 2001 €'000
Fixed assets		
Tangible assets	735,442	613,591
Financial assets	0	36
Total fixed assets	735,442	613,627
Current Assets		
Cash and liquid resources	725,883	626,720
Accounts receivable	13,740	8,695
Other assets	9,172	12,235
Inventories	16,340	15,975
Total current assets	765,135	663,625
Total assets	**1,500,577**	**1,277,252**
Current liabilities		
Accounts payable	41,996	29,998
Accrued expenses and other liabilities	147,778	139,406
Current maturities of long term debt	35,068	27,994
Short term borrowings	253	5,078
Total current liabilities	225,095	202,476
Other liabilities		
Provisions for liabilities and charges	44,332	30,122
Long term debt	444,019	374,756
	488,351	404,878
Shareholders' funds - equity		
Called - up share capital	9,202	9,194
Share premium account	372,200	371,849
Profit and loss account	405,729	288,855
Shareholders' funds - equity	787,131	669,898
Total liabilities and shareholders' funds	**1,500,577**	**1,277,252**

Ryanair Holdings plc and Subsidiaries

Consolidated Cashflow Statements in accordance with UK and Irish GAAP (unaudited)

	Period ended December 31, 2001 €'000	Period ended December 31, 2000 €'000
Net cash inflow from operating activities	191,782	151,374
Returns on investments and servicing of finance	6,022	759
Taxation	(4,533)	(12,451)
Capital expenditure(including aircraft deposits)	(165,978)	(250,805)
Net cash inflow/(outflow) before financing and use of liquid resources	27,293	(111,123)
Financing	76,695	191,624
(Increase) in liquid resources	(117,574)	(63,930)
(Decrease)/increase in cash	**(13,586)**	**16,571**
Analysis of movement in liquid resources		
Liquid resources at beginning of year	564,782	334,149
Increase in period	117,574	63,930
Liquid resources at end of period	682,356	398,079
Analysis of movement in cash		
At beginning of year	56,860	17,319
Net cash (outflow)/inflow	(13,586)	16,571
Net cash at end of period	43,274	33,890

Consolidated Statement of Changes in Shareholders' Funds - Equity in accordance with UK and Irish GAAP(unaudited)

	Ordinary shares €'000	Share premium account €'000	Profit and loss account €'000	Total €'000
Balance at April 1, 2001	9,194	371,849	288,855	669,898
Issue of ordinary equity shares	8	351	-	359
Profit for the period	-	-	116,874	116,874
Balance at December 31, 2001	**9,202**	**372,200**	**405,729**	**787,131**

Ryanair Holdings plc and Subsidiaries

Consolidated Profit and Loss Accounts in accordance with US GAAP (unaudited)

	Quarter ended Dec 31, 2001 €'000	Quarter ended Dec 31, 2000 €'000	Nine months ended Dec 31, 2001 €'000	Nine months ended Dec 31, 2000 €'000
Scheduled revenues	117,142	100,256	423,634	338,130
Ancillary revenues	18,407	14,648	56,142	42,693
Total operating revenues -continuing operations	135,549	114,904	479,776	380,823
Operating expenses				
Staff costs	18,773	14,997	56,744	45,190
Depreciation and amortisation	14,541	15,378	44,691	41,686
Other operating expenses				
Fuel & Oil	25,222	16,524	79,466	46,792
Maintenance, materials and repairs	5,439	4,588	19,548	15,346
Marketing and distribution costs	1,115	2,472	10,525	18,153
Aircraft rentals	101	2,192	3,980	7,270
Route charges	11,092	8,770	35,548	27,252
Airport and Handling charges	20,343	16,829	65,190	50,491
Other	10,559	11,196	34,256	30,598
Total operating expenses	107,185	92,946	349,948	282,778
Operating profit - continuing operations	28,364	21,958	129,828	98,045
Other income/(expenses)				
Interest receivable and similar income	8,205	5,255	20,828	13,647
Interest payable and similar charges	(4,625)	(3,154)	(13,776)	(7,535)
Foreign exchange (losses)/gains	1,228	2,803	(1,353)	3,988
Gains on disposal of fixed assets	1	53	527	53
Total other income/(expenses)	4,809	4,957	6,226	10,153
Profit on ordinary activities before taxation	33,173	26,915	136,054	108,198
Tax on profit on ordinary activities	(4,131)	(3,650)	(18,562)	(19,641)
Net Income	**29,042**	**23,265**	**117,492**	**88,557**
Net Income per ADS *				
-Basic(Euro cent)	20.04	16.58	81.10	63.16
-Diluted(Euro cent)	19.76	16.37	79.98	62.40
Weighted Average number of shares*				
-Basic	724,613	701,570	724,356	701,072
-Diluted	734,989	710,557	734,510	709,539

The Company implemented a 2:1 share split on December 7th, 2001. Share capital and earnings per share figures have been restated to give effect to the share split.(Each ADS represents five ordinary shares)

Summary of significant differences between UK, Irish and US generally accepted accounting principles (unaudited)

(A) Net income under US GAAP

	<---Quarter ended---->		<-----Period ended------>	
	Dec 31, 2001 €000	**Dec 31, 2000 €000**	**Dec 31, 2001 €'000**	**Dec 31, 2000 €'000**
Profit as reported in the consolidated profit and loss accounts in accordance with UK and Irish GAAP	**28,836**	**21,345**	**116,874**	**84,704**
Adjustments				
Pension	85	70	255	198
Unrealised gains on forward exchange contracts	-	2,126	-	3,665
Employment grants	116	80	348	301
Basis of accounting for August 1996 transaction	-	127	-	434
Basis of accounting for aircraft acquired from Northill Limited	-	-	-	179
Darley Investments Limited	22	22	66	66
Tax effect of adjustments	(17)	(505)	(51)	(990)
Net income under US GAAP	**29,042**	**23,265**	**117,492**	**88,557**

(B) Consolidated Cashflow Statements in accordance with US GAAP

	<-----Period ended------->	
	Dec 31, 2001 €'000	**Dec 31, 2000 €'000**
Cash inflow from operating activities	193,271	139,681
Cash (outflow) from investing activities	(112,455)	(233,964)
Cash inflow from financial activities	71,870	188,065
Increase in cash and cash equivalents	152,686	93,782
Cash and cash equivalents at beginning of year	389,059	121,430
Cash and cash equivalents at end of period	**541,745**	**215,212**
Cash and cash equivalents under US GAAP	541,745	215,212
Deposits with a maturity of between three and six months	184,138	216,978
Cash and liquid resources under UK and Irish GAAP	**725,883**	**432,190**

Ryanair Holdings plc and Subsidiaries

Summary of significant differences between UK, Irish and US generally accepted accounting principles (unaudited)

(C) Shareholders' funds - equity

	Dec 31, 2001 €'000	Dec 31, 2000 €'000
Shareholders' equity as reported in the consolidated balance sheets (UK and Irish GAAP)	787,131	526,904
Adjustments:		
Pension	1,918	1,121
Unrealised gains on forward exchange contracts	4,189	1,051
Employment grants	(585)	(1,033)
Basis of accounting for August 1996 transactions	-	(1,097)
Darley Investments Limited	(349)	(437)
Investments	-	593
Unrealised gains on derivative financial instruments	1,832	-
Tax effect of adjustments	(655)	243
Shareholders' equity as adjusted to accord with US GAAP	**793,481**	**527,345**
Opening shareholders' equity under US GAAP	674,386	439,340
Comprehensive Income adjustments		
Investments	(588)	(1,395)
Unrealised gains on derivative financial instruments	1,832	-
	1,244	(1,395)
Net income in accordance with US GAAP	117,492	88,557
Stock issued for cash	359	843
Closing shareholders' equity under US GAAP	**793,481**	**527,345**

Ryanair Holdings plc
Management Discussion and Analysis of Results

Summary
Quarter Ended December 31, 2001

Profit after tax has increased by 35% to €28.8m from €21.3m in the previous quarter ended December 31, 2000. Passenger volumes, including no shows grew by 30% to 2.7m (28% excluding no shows), stimulated by fare promotions in the aftermath of September 11th. **Total Operating Revenues** consequently grew at a slower rate of 18% to €135.5m.

Ancillary Revenue grew by 26%, less than the growth in passengers, primarily due to a reduction in the level of seat capacity allocated to the Charter programme compared to last year.

Total Operating Expenses increased by 15% to €107.4m, due to the increased level of activity, and the increased costs, primarily staff, fuel, route charges and airport & handling costs, associated with the growth of the airline. These cost increases were partly offset by savings in **Depreciation and amortisation**, and **Marketing & Distribution costs** which declined by 55% to €1.1m due to the significant increase in internet bookings on **Ryanair.com. Operating margins** have as a result increased by 2% to 21% over the corresponding quarter last year and **Operating Profit** has increased by 30% to €28.1m. **Profit before Tax** has increased by 35% to €33.0m, higher than the growth in Operating profit due to increased net interest income and foreign exchange gains in the quarter. For the reasons outlined **Net Margin** has increased by 2% to 21%

Earnings per share has risen by 31% to €3.98 cent per share in the quarter, less than the growth in profit after tax due to an increased number of shares in issue post the share offering of February 2001.

Nine months ended December 31, 2001

Profit after tax has increased by 38% to €116.9m, compared to €84.7m in the previous nine months ended December 31, 2000.**Total Operating Revenues** grew by 26% to €479.8m driven by passenger volume growth of 36%including no shows (34% excluding no shows), reflecting the successful launch of 13 routes and growth on our existing route network.

Total Operating Expenses increased by 23% to €350.6m due to the increased level of activity, and the increased costs, primarily staff, fuel, route charges and airport & handing costs associated with the growth of the airline. The level of direct bookings has continued to increase giving rise to further reductions **in Marketing & Distribution costs.** Further savings were achieved by a decline in the level of **Aircraft rentals** reflecting the increased size of the fleet and the reduced need to rent additional seat capacity. **Operating margins** have, as a result of the above, increased from 25% to 27%, whilst **Operating Profits** increased by 33% to €129.2m in the period. **Profit before Tax** has increased by 31% to €135.4m, less than the growth in Operating profit due to a foreign exchange loss in the period. The effective **Corporation Tax** rate for the period was 14% compared to 18% for the previous nine months and primarily reflects the decline in the headline rate of Corporation Tax in Ireland.
For the reasons outlined above **Net Margins** have improved by 2% to 24%.

Balance Sheet

Cash and Liquid Resources have increased from €626.7m at March 31, 2001 to €725.9m at December 31, 2001, reflecting the increased cash flows arising from the continued profitable trading performance. The Company incurred capital expenditure of €166.8m as it took delivery of an additional three aircraft and made additional advance payments on future aircraft deliveries. The level of long term debt increased by €76.3m net of debt repayments. **Shareholder's Funds** at December 31, 2001 have increased to €787.1m, compared to €669.9m at March 31, 2001.

Detailed Discussion and Analysis - Quarter Ended December 31, 2001

Profit after tax has increased by 35% to €28.8m driven by strong growth in passenger volumes and continued tight cost control. As a result **Operating margins** have increased by 2% to 21%. **Operating Profit** increased by 30% to €28.1m compared to the quarter ended December 31, 2000.

Scheduled Passenger Revenues increased by 17% to €117.1m, lower than the growth in passenger volumes of 30% to 2.7m including no shows, due to our successful strategy of stimulating passenger growth by reducing fares in the aftermath of September 11th.

Ancillary Revenues increased by 26% to €18.4m, which is slightly lower than the growth in passenger volumes primarily due to a decline in the level of seat capacity available for our Charter programme.

Total Operating Expenses increased by 15% to €107.4m due to the increased level of activity, and the increased costs primarily staff, fuel, route charges and airport & handling costs associated with the growth of the airline offset by savings in marketing & distribution costs, aircraft rentals and a decline in the depreciation and amortisation charge.

Staff costs have increased by 25% to €19.0m. This increase reflects a 6% increase in average employee numbers to 1,555. Pilots, who earn higher than the average salary, accounted for 54% of the increase in employment. The increase in the level of activity has also resulted in an increase in the level of productivity based pay for both pilots and Inflight crew. Furthermore staff costs also rose due to the impact of pay increases granted which were between 3% and 7.5%.

Depreciation and Amortisation declined by 6% to €14.5m due to an increase in the number of aircraft owned from 33 to 39, three of which were delivered in December 2001, offset by savings arising from the increase in the number of aircraft fully depreciated.

Fuel costs rose by 53% to €25.2m due to a 24% increase in the number of hours flown, an increase in the average US$ cost per gallon of fuel and the adverse impact of the strengthening of the US dollar to the Euro, offset by, an improvement in fuel burn due to the increase in 737-800 fleet (more efficient engines) as a percentage of the total fleet.

Maintenance costs increased by 19% to €5.4m reflecting an increase in the size of the fleet operated, an increase in the number of flight hours, and the increased line maintenance costs due to the continued expansion of our Stansted base.

Marketing and Distribution Costs decreased by 55% to €1.1m due primarily to increase in internet bookings. These savings were partly offset by higher marketing costs associated with the promotion of Ryanair.com and the launch of thirteen new routes.

Aircraft Rental Costs decreased by €2.0m to €0.1m reflecting the reduced requirement to rent additional seat capacity arising from the delivery of the new 737-800 aircraft.

Route Charges increased by 26% to €11.1m due to an increase in the basic unit rate in some countries, an increase in the number of sectors flown, and an increase in the average sector length.

Airport and Handling Charges increased by 21% to €20.3m due to an increase in the number of passengers flown, and the impact of increased airport and handling charges at some existing airports offset by lower charges on our new European routes.

Other Expenses declined by 6% to €10.6m primarily reflecting a reduction in ancillary product costs and the impact of cost reductions on other indirect costs.

Operating Profits have increased by 30% to €28.1m due to the reasons outlined above.

Interest Receivable increased by €2.9m to €8.2m reflecting the strong growth in cash resources arising from the profitable trading performance during the quarter. **Interest Payable** increased by €1.5m to €4.6m due to the increased level of debt arising from the acquisition of six new aircraft.

Taxation increased in the quarter by €1.0m to €4.1m reflecting the increased profitability in the quarter.

Detailed Discussion and Analysis – Nine months ended December 31, 2001

Profit after tax, has increased by 38% to €116.9m driven by strong growth in passenger volumes and continued tight cost control. **Operating Profit** increased by 33% to €129.2m compared to the nine months ended December 31, 2000. **Profit before tax** increased by 31% to €135.4m, which is lower than the percentage increase in Operating Profit due to a foreign exchange loss in the period.

Total Operating Revenues increased by 26% to €479.8m whilst passenger volumes including no shows increased by 36% to 8.4m, 34% excluding no shows.

Scheduled Passenger Revenues increased by 25% to €423.6m due to strong growth in passenger numbers offset by a reduction, as expected, in average fares.

Ancillary Revenues increased by 32% to €56.1m, which is slightly lower than the growth in passenger volumes, primarily due to a reduction in the seat capacity available for the Charter programme.

Total Operating Expenses increased by 23% to €350.6m due to the increased level of activity, and the increased costs primarily staff, fuel, route charges and airport & handling costs associated with the growth of the airline. These were partly offset by reductions in Marketing & Distribution costs and Aircraft Rental costs

Staff costs have increased by 26% to €57.3m. This increase reflects a 6% increase in average employee numbers to 1,553. Pilots, who earn higher than the average salary, accounted for 60% of the increase in employment. The increase in the level of activity has also resulted in an increase in the level of productivity based pay for both pilots and Inflight crew. Staff costs also rose due to the impact of pay increases granted which were between 3% and 7.5%.

Depreciation and Amortisation increased by 6% to €44.7m due to the delivery of an additional six next generation 737-800 aircraft, three of which were delivered in December 2001, and the amortisation of capitalised maintenance costs, offset by savings due to an increase in the number of aircraft fully depreciated.

Fuel costs rose by 70% to €79.5m due to a 28% increase in the number of hours flown, an increase in the average US$ cost per gallon of fuel and the adverse impact of the strengthening of the US dollar to the Euro.

Maintenance costs increased by 27% to €19.5m reflecting an increase in the size of the fleet operated, an increase in the number of flight hours, and the increased line maintenance costs due to the continued expansion of our Stansted base. This was partly offset by a reduction in the level of unscheduled engine maintenance.

Marketing and Distribution Costs decreased by 42% to €10.5m due to a combination of an increase in the level of internet bookings, and savings in commissions due to the cessation of all travel agent bookings; this was partly offset by higher marketing costs associated with the promotion of Ryanair.com and the launch of thirteen new routes.

Aircraft Rental Costs declined by €3.3m to €4.0m reflecting the decline in the need to rent additional seat capacity during the period due to the delivery of new aircraft and a reduction in the Charter programme.

Route Charges increased by 30% to €35.5m due to an increase in the number sectors flown, an increase in the average sector length and an increase in the basic unit cost in some countries.

Airport and Handling Charges increased by 29% to €65.2m due to an increase in the number of passengers flown, the impact of increased airport and handling charges on some existing routes, offset by lower charges on our new European routes.

Other Expenses increased by 12% to €34.3m, which is less than the growth in ancillary revenues reflecting improved margins on some new and existing products, and the impact of cost reductions on indirect costs.

Operating Profits have increased by 33% to €129.2m due to the reasons outlined above.

Interest Receivable increased by €7.2m to €20.8m reflecting the strong growth in cash resources arising from the profitable trading performance during the period. **Interest Payable** rose by €6.2m to €13.8m due to the increased level of debt arising from the acquisition of six new aircraft.

Taxation declined by €0.1m despite the increased profitability, due principally to the decline in the headline rate of Corporation Tax in Ireland.

The Company's **Balance Sheet** continues to strengthen due to the strong growth in profits. Capital expenditure during the period amounted to €166.8m mainly reflecting the cost of new aircraft and additional aircraft deposit payments. New aircraft were partly financed by the drawdown of additional long term debt amounting to €97.3m with the remainder funded from internal cash reserves. At December 31, 2001 the Company had €725.9m in **Cash and Liquid resources**, an increase of €99.2m compared to March 31, 2001 whilst **Total Debt** increased by €76.3m after debt repayments of €21.0m.

Shareholder's Funds at December 31, 2001 have increased to €787.1m compared to €669.9m at March 31, 2001.

Notes to the Financial Statements

1. **Accounting Policies**

The accounting policies followed in the preparation of these consolidated financial statements for the quarter and nine months ended December 31, 2001 are consistent with those followed in the financial year ended March 31, 2001.

2. **Approval of the Financial Statements**

The Audit Committee approved the consolidated financial statements for the Quarter and Nine months ended December 31, 2001 on February 1, 2002.

3. **Generally Accepted Accounting Policies**

The Management Discussion and Analysis of Results for the Quarter and Nine months ended December 31, 2001 are based on the results reported under Irish and UK GAAP.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 5, 2002

Ryanair Holdings plc

By: [signature]
Michael Cawley
Chief Financial Officer